EXHIBIT 99.1

Standard Lithium Reports Fiscal First Quarter 2025 Results

VANCOUVER, British Columbia, May 09, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three month fiscal period ended March 31, 2025.

“2025 will be a pivotal year for us, marked by several key milestones that will shape the future of Standard Lithium, our joint venture, and impact the industry as a whole,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We started with a strong first quarter by finalizing our $225 million grant from the US Department of Energy, advancing our subsurface understanding through extensive reservoir testing, completing the derisking of our DLE technology with a final pilot field test at South West Arkansas, and continuing to expand our leasehold footprint in East Texas. Together with our South West Arkansas project’s recent designation as a priority transparency critical mineral project by the Trump administration and the approval of our first brine production unit, these achievements reinforce our conviction that our projects in the Smackover will deliver significant value to our shareholders, the communities that we work in, and will help secure critical mineral production in the United States. While much remains to be done ahead of a final investment decision at SWA, as well as further advancing East Texas, we are energized by the momentum we have built and we are focused on our next project development milestones.”

Highlights Subsequent to the Three Month Fiscal Period Ended March 31, 2025

All amounts are in US dollars unless otherwise indicated.

  Smackover Lithium’s South West Arkansas Project receives special designation. Smackover Lithium announced that its South West Arkansas (“SWA”) Project had been selected as one of the first critical mineral production projects to be advanced under Executive Order 14241 – Immediate Measures to Increase American Mineral Production, announced by the U.S. Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council.
  Approval of brine production unit for Phase I of the SWA Project. On April 24, Smackover Lithium announced the brine production unit, formally named the Reynolds Unit, for Phase I of it’s SWA Project was unanimously approved by the Arkansas Oil and Gas Commission with no objections or opposition in a hearing that was open to all stakeholders from the community. Approval of the unit was a necessary statutory requirement as Smackover Lithium seeks to establish a royalty rate for the unit by the end of the second quarter.
  Submission of royalty application to the Arkansas Oil and Gas Commission for the SWA Project. On May 6, Smackover Lithium announced that SWA Lithium LLC had submitted a royalty application to the Arkansas Oil and Gas Commission to establish a lithium royalty for the Reynolds Unit for Phase I of its SWA Project.

Highlights From Three Month Fiscal Period Ended March 31, 2025

  Finalized $225 million grant from the U.S. Department of Energy (“DOE”) for the South West Arkansas Project. The grant will support construction of Phase 1 of the SWA Project. The SWA Project is expected to be one of the world’s first commercial-scale Direct Lithium Extraction (“DLE”) facilities.
  Undertook extensive field and reservoir testing program at the SWA Project.  Completed drilling of new well and multiple well re-entries into the Smackover Formation to conduct detailed reservoir testing and brine sampling work to further support front end engineering design and definitive feasibility studies.
  Completed final test of field-pilot plant at the SWA Project.  In partnership with Koch Technology Solutions, successfully operated a field-pilot plant at the SWA Project as the final DLE derisking step prior to commercialization. Lithium recovery far exceeded design criteria, with over 99% recovery from brine sourced from the project’s International Paper Company well.
  Launch of Smackover Lithium. On January 29, 2025, at a community townhall in Stamps, AR, the Company and Equinor announced Smackover Lithium as the new name for their joint venture developing DLE projects in Southwest Arkansas and East Texas.
  Continued strategic additions to board of directors. The Company announced on March 19, 2025 the appointment of Karen G. Narwold, as an independent member of its board of directors.
  Provided corporate update demonstrating continuous advancement and derisking of corporate objectives. Announcement made on March 26, 2025 provided highlights on certain developmental project milestones for the Smackover Lithium joint venture as well as updates on the Company’s progress at its demonstration plant and on the Lanxess Projects.
  Cash and working capital of $31.6 million and $31.3 million, respectively, as of March 31, 2025.
  The Company has no term or revolving debt obligations as of March 31, 2025.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three month fiscal period ended March 31, 2025, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Three-Month Fiscal Period Ended March 31, 2025 Call and Webcast

The Company will hold a conference call and webcast to discuss its three-month fiscal period ended March 31, 2025 on Friday, May 16th at 3:30 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium Fiscal Q1 2025 Earnings Call and Webcast
May 16, 2025 3:30 p.m. Eastern Time (US and Canada)

Participant Information:
Conference ID: 6017900

USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/929712112

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.